Exhibit 1.01 to Form SD

DexCom, Inc.
Conflict Minerals Report
For The Reporting Period January 1 to December 31, 2016

This Conflict Minerals Report (“CMR”) has been prepared by DexCom, Inc. (herein referred to, alternatively, as “DexCom,” “we,” “our” and “us”). This CMR for the reporting period January 1 to December 31, 2016 is presented to comply with the final conflict minerals implementing rules (“Final Rules”) promulgated by the Securities and Exchange Commission (“SEC”), as modified by SEC guidance issued on April 29, 2014 and the SEC order issued on May 2, 2014. The Final Rules were adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 as codified in Section 13(p) of the Securities Exchange Act of 1934. The Final Rules impose certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. “Conflict minerals” are currently defined by the SEC as cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which the SEC has currently limited to tin, tantalum, tungsten and gold.

To comply with the Final Rules, we conducted due diligence on the origin, source and chain of custody of the conflict minerals that were necessary to the functionality or production of the products that we manufactured or contracted to manufacture to ascertain whether these conflict minerals originated in the Democratic Republic of Congo or an adjoining country (collectively, “Covered Countries”) and financed or benefited armed groups (as defined in Section 1, Item 1.01(d)(2) of Form SD) in any of these countries.

Pursuant to SEC guidance issued April 29, 2014 and the SEC order issued May 2, 2014, DexCom is not required to describe any of its products as “DRC conflict free” (as defined in Section 1, Item 1.01(d)(4) of Form SD), “DRC conflict undeterminable” (as defined in Section 1, Item 1.01(d)(5) of Form SD) or “having not been found to be ‘DRC conflict free,’” and therefore makes no conclusion in this regard in the report presented herein.  Furthermore, given that DexCom has not voluntarily elected to describe any of its products as “DRC conflict free,” an independent private sector audit of the report presented herein has not been conducted.

I.	Company Overview

DexCom is a medical device company focused on the design, development and commercialization of continuous glucose monitoring (“CGM”) systems for ambulatory use by people with diabetes and for use by healthcare providers in the hospital for the treatment of patients with diabetes.

II.	Product Overview
DexCom G4® PLATINUM
One of our primary continuous glucose monitoring systems is the DexCom G4 PLATINUM system, which replaced our legacy DexCom SEVEN PLUS system beginning in 2012. It is designed for up to seven days of continuous use by adults with diabetes. Since 2012, we have marketed the DexCom G4 PLATINUM under a Conformité Européenne Marking, or CE Mark, in the European Union, Australia, New Zealand and the countries in Asia and Latin America that recognize the CE Mark, and in the United States with approval from the FDA. We received approvals for a pediatric indication under the CE Mark in February 2013 and from the FDA in February 2014, enabling us to market and sell this system to persons two years old and older who have diabetes (hereinafter referred to as the "Pediatric Indication"). In June 2014, we received approval from the FDA for an expanded indication for the DexCom G4 PLATINUM for professional use, which allows healthcare professionals to purchase the DexCom G4 PLATINUM system for use with multiple patients. Healthcare professionals can use the insights gained from a DexCom G4 PLATINUM professional session to adjust therapy and to educate and motivate patients to modify their behavior after viewing the effects that specific foods, exercise, stress and medications have on their glucose levels. In October 2014, we launched our Software 505, an algorithm which enabled our systems to achieve a single digit MARD - a measure of the accuracy of continuous glucose monitoring. We believe our CGM systems are currently the most accurate available for continuous glucose monitoring.
In January 2015, we received approval from the FDA for the DexCom G4 PLATINUM with Share, which is designed for up to seven days of continuous use, and we began commercializing this product in the United States in the first quarter of 2015. The DexCom G4 PLATINUM with Share remote monitoring system uses a secure wireless connection between a patient's receiver and an app on the patient's iPhone®, iPod touch®, or iPad®, or, in certain countries that recognize the CE Mark, Android mobile digital device to transmit glucose information to apps on the mobile devices of up to five designated recipients, or "followers," who can remotely monitor a patient's glucose information and receive alert notifications anywhere they have an Internet or cellular connection.
The DexCom Share System also supports the Apple WatchTM, allowing the Apple Watch to utilize DexCom Share System functionality. In 2017, we expect to launch a U.S. version of the Share system that is compatible with Android mobile devices.
DexCom G5 Mobile
In August 2015, we received approval from the FDA for the DexCom G5 Mobile Continuous Glucose Monitoring System, also referred to as the G5 Mobile. The G5 Mobile is designed to allow our transmitter to run the Software 505 algorithm that historically had operated on the receiver, and to communicate directly to a patient's iPhone, iPod touch, iPad, or, in countries that recognize the CE Mark, Android mobile digital device and permit those devices to utilize DexCom Share System functionality. The G5 Mobile transmitter has a labeled useful life of three months. Data from the G5 Mobile can be integrated with DexCom CLARITYTM, our next generation cloud-based reporting software, for personalized, easy-to-understand analysis of trends that may improve diabetes management. We previously received CE Mark approval for, and in September 2015, we launched the G5 Mobile in certain countries in Europe.
In July 2016, the Clinical Chemistry and Clinical Toxicology Devices Panel of the FDA voted in favor of a non-adjunctive indication for the G5 Mobile. The FDA’s panel of experts determined that the G5 Mobile is safe, effective and the benefits outweigh the risks with the proposed non-adjunctive indication for use. In December 2016, the FDA followed the panel’s recommendation and made the G5 Mobile the first and only CGM system in the United States to have a non-adjunctive indication. The new non-adjunctive indication expands the lawfully permitted use of the G5 Mobile as a replacement to finger stick glucose testing for diabetes treatment decisions. With the new label indication, the G5 Mobile only requires two finger pricks per day for calibration. In the countries and regions outside of the United States that recognize the CE Mark, as well as the United States and Canada, the G5 Mobile also does not require confirmatory finger sticks when making treatment decisions, although a minimum of two finger sticks a day remain necessary for calibration. Approval of the non-adjunctive indication also was an important and necessary step in enabling people with Medicare to access CGM.
Data from the G5 Mobile can be integrated with DexCom CLARITYTM, our next generation cloud-based reporting software, for personalized, easy-to-understand analysis of trends that may improve diabetes management.
Except with respect to the foregoing, the G5 Mobile is equivalent to the G4 PLATINUM System in its technical capabilities and its regulatory requirements and indications.

III.	Supply Chain Overview

DexCom currently manufactures its devices at its headquarters in San Diego, California. DexCom manufactures its G4 PLATINUM and G5 Mobile systems with components supplied by outside vendors and with parts manufactured by DexCom internally. Key components that DexCom manufactures internally include wire-based sensors for the G4 PLATINUM and G5 Mobile systems. The remaining components and assemblies are purchased from outside vendors. DexCom then assembles, tests, packages and ships the finished G4 PLATINUM and G5 Mobile systems, which include a reusable transmitter, a receiver, and disposable sensors. DexCom purchases certain components and materials from single sources due to quality considerations, costs or constraints resulting from regulatory requirements. For purposes of this CMR, references to our “products” refer to tangible components of our CGM systems and accessories, and references to our “suppliers” refer to our direct product suppliers.

IV.	Conflict Minerals Analysis and Reasonable Country of Origin Inquiry

Based upon a review of our products and our reasonable country of origin inquiry (“RCOI”), we have concluded that:

•	our products contain conflict minerals that are necessary to the production or functionality of such products; and

•	we are unable to determine whether the conflict minerals present in our products originate in the Covered Countries.

We are therefore required by the Final Rules to file with the SEC a Form SD and a Conflict Minerals Report as an exhibit thereto.

V.	Design of Due Diligence Measures

DexCom designed its due diligence with respect to the source and chain of custody of the conflict minerals contained in its products based on the five-step framework set forth in the Third Edition of the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the supplements thereto (the “OECD Guidance”).

VI.	Due Diligence Measures Performed by DexCom

DexCom performed the following due diligence measures in accordance with the OECD Guidance and the Final Rules:

OECD Guidance Step #1: Establish Strong Company Management Systems

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DexCom maintains a Conflict Minerals Policy (the “Conflict Minerals Policy”) that sets forth (i) its commitment to complying with the Final Rules, (ii) its expectations of its suppliers regarding supporting DexCom’s compliance activities, and (iii) its policies and practices with respect to the engagement of suppliers and the implementation of risk mitigation measures. The Conflict Minerals Policy can be found on our website at http://investor.shareholder.com/dexcom/governance.cfm.

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The implementation of DexCom’s RCOI and the conducting of due diligence on the source and chain of custody of DexCom’s necessary conflict minerals are managed by DexCom’s supply chain, finance and legal departments. The Audit Committee (the “Audit Committee”) of our Board of Directors (the “Board”) exercises oversight and review with respect to these processes. To the extent that red flags or other issues are identified in the supplier data acquisition or engagement processes, these issues and red flags will be addressed first by the responsible individuals within the supply chain, finance and legal departments and then subsequently reported to and reviewed by the Audit Committee at regularly scheduled meetings of the Audit Committee on at least an annual basis.

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The supply chain, finance and legal staff responsible for conflict minerals compliance (i) have received training regarding conflict minerals compliance and (ii) are required to be familiar with DexCom’s Conflict Minerals Policy and with DexCom’s conflict minerals-related processes and procedures.

•	Records of material conflict minerals-related documentation are maintained electronically by DexCom for a period of five (5) years from the date of creation.

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DexCom’s existing suppliers have been provided with a copy of the Conflict Minerals Policy, and new suppliers will be provided with a copy of the Conflict Minerals Policy as part of DexCom’s standard supplier onboarding process. In addition, DexCom's form manufacturing agreement contains a conflict minerals compliance provision (the “Conflict Minerals Contractual Provision”) requesting that suppliers (i) comply with the Conflict Minerals Policy and (ii) cooperate with DexCom in providing the information required by the CMRT (as defined below). DexCom will request that the Conflict Minerals Contractual Provision be incorporated into (i) new manufacturing agreements and (ii) existing manufacturing agreements when such agreements are negotiated for renewal.

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Interested parties can report improper activities in violation of the Conflict Minerals Policy or the Conflict Minerals Rules via email at InvestorRelations@Dexcom.com. This email address is published on DexCom’s website at http://www.dexcom.com/investors. All reported activities will be reviewed by the appropriate individuals within the supply chain, finance and legal departments.

OECD Guidance Step #2: Identify and Assess Risk in the Supply Chain

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DexCom requests that its suppliers complete in full the Electronic Industry Citizenship Coalition/Global e-Sustainability Initiative Conflict Minerals Reporting Template (the “CMRT”). The CMRT is used to provide DexCom with information regarding its suppliers’ practices with respect to the sourcing of conflict minerals to enable it to comply with its requirements under the Final Rules. The CMRT will be distributed to suppliers at least annually to obtain information regarding changes in supplier circumstances.

•	DexCom’s supply chain, finance and legal departments manage the collection of information reported on the CMRT by its suppliers.

•	DexCom utilizes a series of escalating responses to address the failure of a supplier to provide the information required by the CMRT.

OECD Guidance Step #3: Design and Implement a Strategy to Respond to Identified Risks

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If, on the basis of red flags that are identified as a result of either (i) the supplier data acquisition or engagement processes or (ii) the receipt of information from other sources, DexCom determines that there is a reasonable risk that a supplier is sourcing conflict minerals that are directly or indirectly financing or benefiting armed groups, DexCom will enforce the Conflict Minerals Policy and the Conflict Minerals Contractual Provision binding such supplier (if any) by means of a series of escalations.

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Such escalations may range from prompt engagement with the supplier to resolve the sourcing issue, to requiring such supplier to implement a risk management plan (which plan may involve, as appropriate, remedial action up to and including disengagement from upstream suppliers), to disengagement by DexCom from the applicable supplier.

OECD Guidance Step #4: Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

Given that we do not have a direct relationship with the smelters and refiners that process the conflict minerals that are present in our products, we rely on the Conflict-Free Sourcing Initiative (the “CFSI”) to conduct third-party audits of smelters and refiners.

OECD Guidance Step #5: Report on Supply Chain Due Diligence

As required by the Final Rules, we have filed a Form SD and a Conflict Minerals Report as an exhibit thereto for the 2016 reporting year. The Form SD and Conflict Minerals Report are also available on our website at http://investor.shareholder.com/dexcom/sec.cfm.

VII.	Smelters and Refiners Identified

As a result of DexCom’s RCOI, eight suppliers, representing 100% of our suppliers, provided completed CMRTs to DexCom. DexCom’s suppliers identified the names of approximately 311 smelters and refiners from which they source conflict minerals that appear on the CFSI’s Smelter Reference List (the “Smelter Reference List”), and of those smelters and refiners, approximately 244, or approximately 78%, are compliant with the assessment protocols of the CFSI’s Conflict-Free Smelter Program (the “CFSP”). With respect to those smelters and refiners appearing on the Smelter Reference List that are not compliant with the assessment protocols of the CFSP (the "Non-Certified Smelters and Refiners"), although we were not able to determine the mines or locations of origin of the conflict minerals sourced from such smelters and refiners, attached as Addendum A to this CMR is a list of the country locations of such smelters and refiners as reported by our suppliers, grouped according to the specific conflict mineral processed by such smelters and refiners.

VIII.	Steps to Mitigate Risk

DexCom intends to take the following steps to mitigate the risk that its necessary conflict minerals benefit armed groups:

•	Continue to engage with suppliers to obtain complete CMRTs;

•	Encourage the development of supplier capabilities to perform conflict-minerals related due diligence by the implementation of risk mitigation measures, as appropriate; and

•	Provide ongoing training regarding emerging best practices and other relevant topics to supply chain, finance and legal staff responsible for conflict minerals compliance.

FORWARD LOOKING STATEMENTS

Statements relating to due diligence improvements and certain other statements herein are forward-looking in nature and are based on DexCom’s management's current expectations or beliefs. These forward-looking statements are not purely historical and reflect DexCom's or its management's intentions, beliefs, expectations and strategies for the future. These forward-looking statements fall within the meaning of the federal securities laws that relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “intend,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements are made as of the date of this report, deal with future events, are subject to various risks and uncertainties, and actual results could differ materially from those anticipated in those forward looking statements. The risks and uncertainties that could cause actual results to differ materially are more fully described under “Risk Factors” in our periodic reports filed with the SEC, including without limitation our quarterly report on Form 10-Q for the quarterly period ended March 31, 2017, as filed with the SEC on May 2, 2017. We assume no obligation to update any of the forward-looking statements after the date of this report or to conform these forward-looking statements to actual results.

DOCUMENTS INCORPORATED BY REFERENCE

Unless otherwise stated herein, any documents, third party materials or references to websites (including DexCom’s) are not incorporated by reference in, or considered to be a part of this CMR, unless expressly incorporated by reference herein.

Addendum A
Non-Certified Smelter and Refiner Country Locations by Conflict Mineral

Conflict Mineral	Smelter or Refiner Location: Country
Gold	Belgium
China
Czech Republic
India
Japan
Kazakhstan
Korea (Republic of)
Malaysia
Mexico
Netherlands
New Zealand
Poland
Saudi Arabia
Sudan
Switzerland
Turkey
United Arab Emirates
United States of America
Uzbekistan
Zambia
Zimbabwe
Tantalum	Austria
Germany
United States of America
Tin	Brazil
China
Indonesia
Malaysia
Rwanda
Vietnam
Tungsten	China
Brazil